Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BioCryst Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-23186

Excerpts from BioCryst Pharmaceutical, Inc.’s (“BioCryst”) May 8, 2018 Earnings Call Transcript:

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Thank you, Tom. I'd like to conclude by providing a brief update of our previously announced proposed merger with Idera. We spent the last several weeks engaging with shareholders on the strategic and financial merits of the transaction, which will create a new company to be called Valenscion.

We continue to be very excited of the opportunities for growth and stockholder value creation from this combination as well as its many compelling benefits that can be delivered on behalf of the patients and employees of both companies. Together, we will create a more competitive company focused on rare diseases with many more strategic opportunities to enhance stockholder value.

Among other things, the combined company will be able to integrate and capitalize on both BioCryst and Idera's separate and complementary talents and expertise to successfully commercialize late-stage development candidates and expand the number of rare disease targets that can be advanced into development.

Valenscion will have a more robust product pipeline led by 2 Phase III programs, 2 Phase II rare disease programs and a variety of early-stage programs and supporting assets giving us more shots on goal and diversifying risk by combining synergistic discovery engines with enhanced development opportunities.

This means we'll have the ability to leverage both structure-guided small molecule design and nucleic acid oligonucleotide chemistry within 1 organization. We believe the combination of small molecule and oligo chemistry may create more effective and potentially unique treatments for rare diseases, ultimately allowing us to expand the number of rare disease targets that can be advanced into development. For example, oligonucleotide chemistry primarily targets the kidney and the liver. However, by combining BioCryst's small molecules with Idera's oligos, we may be able to deliver oligos to other target organs in the body.

We believe this potential creates an exciting growth opportunity by establishing a unique and broader platform to pursue. In other words, more opportunities for success that are differentiated.

Lastly, the combined company will have increased financial strength and flexibility, making it well positioned to fund internal clinical development, discovery research and commercial launch preparation efforts.

As you know, the transaction is subject to approval by the stockholders of both companies. We invite all stockholders of record as of May 28, 2018, to join us at our special meeting to vote on the proposed merger on July 10, 2018, at 10:00 a.m. Eastern.

We continue to work toward completing the transaction so that we can deliver the benefits of the combination to employees, patients and stockholders.

We're also looking forward to the new clinical data on Idera's IMO-2125 program, which will be presented at the American Society of Clinical Oncology meeting in Chicago on June 4th.

We remain as confident as ever about the financial and strategic benefits this combination will deliver, and we'll continue to keep you updated on our progress.

QUESTIONS AND ANSWERS

Brian Corey Abrahams - RBC Capital Markets, LLC, Research Division – Senior Analyst

Great. And then on the proposed merger, Bill, you noted that you are expecting operating expenses to be in the higher end of the range in part due to merger-related costs. Can you talk a little bit more specifically about that? Maybe quantify that to some degree, and what we should be looking for going forward if the merger were to go through in terms of those costs potentially washing out as well as kind of the latest updates on potential synergies from a financial standpoint and the cash needs of combined company versus BioCryst as a standalone?

Thomas R. Staab - BioCryst Pharmaceuticals, Inc. - CFO, Principal Accounting Officer, Senior VP & Treasurer

Sure, Brian. It's Tom. So first of all, the merger-related costs were just under $5 million -- $4.7 million. And in regards to being in the upper end of our operating expense ranges, there are 2 factors that really contribute to that. One, is the aggressive advancement of predominantly our HAE program but also some of our preclinical programs. So that's moving as quick or quicker than what we anticipated in our budget. And obviously when we did our budget, we didn't anticipate any due diligence and merger-related costs. And so between those 2 factors, it pushes you into the upper end of our forecasted ranges. In regards to the cash runway for both organizations, I think -- obviously, I can speak for BioCryst, but I have also heard my counterpart at Idera and both the organizations have cash through September of 2019 as of the most recent public reporting. And they've also mentioned that they expect $20 million in synergies in year 2 and a total of $30 million in year 3. So I think it would be inappropriate to discuss what the combined entity would look like because we're still going through the integration procedures. And I'm sure that, that will take some time after the deal is closed to come out with some public information.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

So let me just add, Brian. In my prepared remarks, I talked about some of the financial flexibility that the new company will have. And that comes in the form of stuff that Tom and I would characterize as more likely in the short-term and then some stuff that's a bit further off, that's a bit more substantial. So in the bucket of more likely on the Idera side there's an opportunity that they've gotten from the sale of warrants that they brought in additional capital. We got the opportunity with this procurement contract of bringing in additional capital. There is ability to refinance the mid-cap debt because we're assuming in that runway of the combined company that we would have to pay that back. And so refinancing that is something that we're relatively confident that we'll be able to do. And then there are a couple of other things that Idera is working on, that could bring in additional capital. All together, that's somewhere in the $50 million to $60 million range roughly. And then the longer term is what we've talked about before, where it's really clear that 2125 to really be able to take advantage of using that in a number of different tumor types requires the financial strength of a much bigger player. And so there is an interest level from strategic players in this space, and we remain confident that there could be a license deal that could bring in both an upfront payment and milestones that we think could be substantial in helping fund the future of the company. And then we've also talked about the ability to out-license 7353 in Japan. And Bill this month will be heading to hopefully finalize the development plan for Japan with PMDA and we'll be working shortly after that to start our conversations with partners in Japan. So those things are bigger chunks that we think can really make a difference in funding the launch of 7353, funding clinical development of other programs as they advance and funding the research.

Brian Corey Abrahams - RBC Capital Markets, LLC, Research Division – Senior Analyst

That's really helpful. Jon and Tom, sorry, I misspoke. I meant those questions -- that question for you. But I do have one more question for Bill, if I may. I guess what are the key things that I guess, what we should be looking for coming out of the 2125 data at ASCO that might influence, I guess, the rationale as -- and consideration of the merits of the risk profile, the potential scientific synergies of the merger? And I'll hop back into queue.

William P. Sheridan - BioCryst Pharmaceuticals, Inc. – Chief Medical Officer & Senior VP

Sure. My understanding is that there will be an update of the 2125 plus ipilimumab of their ongoing Phase II experiment in melanoma. And they had an impressive response rate. So an update on the response rate and the durability of responses are the key items. I think that on review, we were pretty satisfied that the safety profile of the combination is similar to the safety profile of ipilimumab alone. And that progress on that study is going to be a really interesting to see. I think in the market research that Lynne attempted independently at the time that we did (inaudible) , the oncology community feedback was very clear that response rate in people who have failed already a checkpoint inhibitor of about double the response rate you would get alone, which is to say it would be very impressive. And we value the asset, taking that into account, with a response rate of 30%, which is a lot lower than they initially saw in the original presentation. So I think there are things that we'll be looking forward to seeing an update on.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

And you go from 10 patients to 21 patients. So much larger data set. That gives you more confidence that what you're saying is real. So we're looking forward to the data coming out on June 4.

Operator

There are no further questions at this time. I will turn the call back over to Jon Stonehouse for closing remarks.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

So, as always, we appreciate your interest in our company. The main messages here are the trains are moving on time, the programs are advancing as planned, and we continue to push forward as we believe that the merger with Idera makes sense for shareholders, patients and employees. So thanks for your interest, and have a great day.

Additional Information and Where to Find It

In connection with the proposed mergers, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has declared effective on March 29, 2018, a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the joint proxy statement of BioCryst and Idera Pharmaceuticals, Inc. (“Idera”) and that also constitutes a prospectus of Holdco. BioCryst, Idera and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or Registration Statement or any other document that may be filed by each of BioCryst and Idera with the SEC. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed mergers. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 7, 2018 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and any amendments thereto, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017. Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed mergers can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s or BioCryst’s plans, estimates or expectations. Given these uncertainties, you should not place undue reliance on these forward-looking statements. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the mergers; (ii) conditions to the closing of the mergers may not be satisfied; (iii) the mergers may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the mergers on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the mergers and disruption of management’s attention due to the mergers; (vi) the outcome of any legal proceedings related to the mergers; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the mergers disrupt current plans and operations and the potential difficulties in employee retention as a result of the mergers; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the mergers or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the mergers; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the mergers, including the risk that the mergers will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed mergers, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed mergers. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.